SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No....)*

GLOBAL IMMUNE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock No Par Value

(Title of Class of Securities)

37945V 10 1

(CUSIP Number)

March 20, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37945V 10 1

(1)Names of reporting persons. Jeffrey Roy Bruhjell

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐

(b) ☐

(3) SEC use only

(4) Citizenship or place of organization American

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power 5,694,508

(6) Shared voting power 1,000,000

(7) Sole dispositive power 5,694,508

(8) Shared dispositive power 1,000,000

(9) Aggregate amount beneficially owned by each reporting person 6,694,508

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

(11) Percent of class represented by amount in Row (9) 22.4%

(12) Type of reporting person (see instructions) Individual

Item 1.

(a)	Name of Issuer: Global Immune Technologies, Inc.
(b)	Address of Principal Executive Office:
2809 Great Northern Loop Suite 100 Missoula, MT 59808

Item 2.

(a)	Name of person filing: Jeffrey Roy Bruhjell
(b)	Address: 2809 Great Northern Loop Suite 100
Missoula, MT 59808
(c)	Citizenship: American
(d)	Title and class of securities: Common Stock No Par Value
(e)	CUSIP Number: 37945V 10 1

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act;

b.	☐ Bank as defined in Section 3(a)(6) of the Act;

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

k.	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,694,508

(b)	Percent of class 22.4%

(c)	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote 5,694,508
ii.	Shared power to vote or to direct the vote 1,000,000
iii.	Sole power to dispose or to direct the disposition of 5,694,508
iv.	Shared power to dispose or to direct the disposition of 1,000,000

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2013
Dated

/s/ J R Bruhjell
Signature

Jeffrey Roy Bruhjell
Corporate Secretary & CFO
Name/Title